United States securities and exchange commission logo





                             December 23, 2020

       Albert J. Miralles
       Executive Vice President and Chief Financial Officer
       CNA Financial Corporation
       151 N. Franklin
       Chicago, Illinois 60606

                                                        Re: CNA Financial
Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 11,
2020
                                                            File No. 001-05823

       Dear Mr. Miralles:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Notes to Consolidated Financial Statements
       Note A: Summary of Significant Accounting Policies
       Investments, page 63

   1.                                                   We note your July 24,
2009 response to comment 2 of our June 22, 2009 letter
                                                        acknowledging the
significance of high credit quality designation in the guidance now codified in ASC
325-40-35-4 (and since the adoption of ASU 2016-13 in ASC 325-40-35-
                                                        4C). Your policy
disclosure in the third paragraph of this section is unclear as to how you account for changes in
prepayment estimates but appears to imply use of the retrospective method which only
applies to asset-backed securities of high credit quality. Given that it is apparent from your
December 31, 2019 Supplemental Financial Information furnished as Exhibit 99.2 to your
February 10, 2020 Form 10-K that about $3.2 billion of your total asset-backed securities
investments of $8.8 billion, or 37% are rated below AA and
                                                        therefore not of high
credit quality, please provide us proposed revised disclosure to be
 Albert J. Miralles
CNA Financial Corporation
December 23, 2020
Page 2
         included in future filings that clarifies how you account for changes in prepayment estimates for your asset-backed securities. Otherwise, tell us how your current policy disclosure and accounting complies with the guidance referenced above. Note B: Investments, page 68

2. In the risk factor on page 70 of your September 30, 2020 Form 10-Q you identify the energy, retail, travel, entertainment and real estate industries as being heavily impacted by the COVID-19 pandemic. You also indicate that your municipal bond portfolio is subject to risks of default by state and local governments and agencies that are under increased strain related to the pandemic. Finally, you disclose that these significant financial market disruptions may have a material impact on your business, results of operations and financial condition. Please tell us the following:
             Your current investment portfolio exposure to each of the industries identified above;
             Your consideration for disclosing in your upcoming 2020 Form 10-K the concentration information in your investment portfolio for these industries and your municipal bond portfolio as stipulated in ASC 825-10-50-20 and 50-21; and
             If your investment portfolio concentrations do not meet the disclosure threshold in the guidance identified in the preceding bullet, your consideration for otherwise disclosing in Management's Discussion and Analysis in your upcoming 2020 Form
              10-K more information about the composition of your investment portfolio so that investors can better assess the underlying risks given the significant financial market disruptions you identify.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Mark Brunhofer at (202) 551-3638 or Bonnie Baynes at
(202) 551-
4924 if you have any questions.



FirstName LastNameAlbert J. Miralles                           Sincerely,
Comapany NameCNA Financial Corporation
                                                               Division of
Corporation Finance
December 23, 2020 Page 2                                       Office of
Finance
FirstName LastName